February 19, 2019

Securities and Exchange Commission

Division of Corporation Finance
Office of Natural Resources

Re: Petrolia Energy Corporation
Form 10-K/A for the Fiscal Year ended December 31, 2017
Filed September 26, 2018
File No. 0-52690

Dear Office of Natural Resources:

We are in receipt of your letter dated December 20th, 2018 and have compiled the Company’s response as below:

Form 10-K/A for the Fiscal Year ended December 31, 2017

General

1.	We note that you have not filed your Form 10-Q for the quarter ended September 30, 2018, which was due November 14, 2018. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

Response: We are in process of transitioning auditors and will disclose this change via 8-K as soon as we commence. The 3rd Quarter 2018 filing should be filed within 10-14 days from this letter. We are poised to file our Year End financials timely.

Business Proved Reserves, page 10

2.	Please disclose production for each period, by final product sold, for each individual field that contains 15% or more of your total proved reserves, to comply with Item 1204(a) of Regulation S-K, based on the definition of field in Rule 4-10(a)(15) of Regulation S-X.

Response: We are preparing the Year End 2018 Reserve Report via 3rd Party SEC Qualified Engineer, which will conform to the SEC regulations and rules as indicated and will be filed along with the 2018 10-K. The previous reserve report from December 31, 2017 has been revised and will be filed as an amendment along with the Year End 2018 reserve report and the 10-K for the period ending Dec. 31, 2018.

Item 15. Exhibits, Financial Statement Schedules
Exhibit Index
Exhibit Number 99.1, page 31

3. We note the following remarks in the MKM Engineering reserve report:

“The Reserves estimates included in this report conform to the guidelines specified by the SPE, AAPG, WPC, and SPEE. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org).”

However, the estimates of reserves and future net cash flows disclosed in your filing and summarized within the reserve report should adhere to the definitions in Rule 4-10(a) of Regulation S-X, and the requirements of FASB ASC 932. Please obtain and file a revised reserve report that conforms with this guidance. Please also revise the disclosures within your filing of reserves and future net cash flows, including the standardized measures, as necessary to resolve any material inconsistencies. You may refer to Instructions 4 and 6 to Item 102 of Regulation S-K for further clarification.

Response: We are preparing the Year End 2018 Reserve Report via 3rd Party SEC Qualified Engineer, which will conform to the SEC regulations and rules as indicated and will be filed along with the 2018 10-K. The previous reserve report from December 31, 2017 has been revised and will be filed as an amendment along with the Year End 2018 reserve report and the 10-K for the period ending Dec. 31, 2018.

4. We note that although the reserve report includes information relating to probable reserves, you have not included the related details within your filing. If you choose not to disclose probable reserves, you should obtain and file a reserve report that does not include information about probable reserves. Alternatively, if you choose to disclose probable reserves, you should adhere to the guidance in Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

Response: The probable reserves have been excluded in the Reserve Report for the Year End 2018.

5. Please ensure that all disclosures of probable reserves, whether in the filing or in the reserve report, do not include any aggregated totals of proved and probable reserves, consistent with the guidance in the answer to Question 105.01 in our Compliance and Disclosure Interpretations, regarding Oil and Gas Rules, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Response: The probable reserves were presented separately in the original reserve report, not aggregated.  The revised reserve report for the Year End 2018 has corrected this concern.

6. The reserve report that you have filed does not include certain information required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information to comply with this guidance.

·	The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).
·	The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).
·	The proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii)).
·	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
·	The initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report (Item(a)(8)(v)).
·	A discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves (Item (a)(8)(vi)).
·	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item (a)(8)(viii)).

Response: The revised Reserve Report for December 31, 2017 includes all of the requested information outlined.  The reserve report for Year End 2018 will be prepared to conform with SEC regulations and rules and will be filed alongside the Year End 2018 10K.

Financial Statements
Note 13 – Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-30

7. We note that you report a $16.6 million standardized measure of discounted future net cash flows as of December 31, 2017 on page F-32, although the components of the changes that you report in the 2017 column yield a negative $3.9 million. Please revise this disclosure as necessary to accurately portray the changes and year-end estimates, consistent with FASB ASC 932-235-50-31 and 35.

Response: The Company reported on the December 31, 2017 column of the Standardized measure of discounted future net cash flows as of December 31, 2017 with a typing error in the row “Change in production rate or other”, the Company posted ($10,276,980). The correct amount of the “Change in production rate or other” is $10,276,376.

The tabulation below shows the correct amount on the “Change in production rate or other” for December 31, 2017.

Changes in standardized measure of discounted future cash flows

	December 31, 2017	December 31, 2016

Beginning of year	$13,564,480	$6,220,500
Sales and transfers of oil & gas produced, net of production costs	267,997	175,048
Net changes in prices and production costs	1,967,068	(1,917,506)
Changes in estimated future development costs	1,806,404	(673,960)
Acquisitions of minerals in place, net of production costs	7,645,722	9,941,241
Revision of previous estimates	(19,654,723)	(544,877)
Change in discount	732,656	817,235
Change in production rate or other	10,276,376	(453,201)

End of year	$16,605,980	$13,564,480

Notes to Consolidated Financial Statements
Note 13. Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited)
Standardized Measure of Oil and Gas, page F-32

8. We note that the average future production costs per barrel of oil reflected in your standardized measures appear to be $16.69 and $21.13 as of December 31, 2017 and December 31, 2016, based on the proved reserves reported on page F-31, and the future production costs reported on page F-32. However, your average annual historical production costs per barrel of oil, based on the annual lease operating expense disclosed on page F-3, and the annual oil production figures disclosed on page F-31, are $121.67 and $45.79 per barrel for the years ended December 31, 2017 and 2016.

We also note that you report average annual production costs for Texas, Oklahoma, and New Mexico on page 10, of $57.94, $133.25 and $251.23 per barrel in 2017, all of which reflect and increase compared to the figures of $35.53, $81.47 and $186.25 per barrel in 2016, and are all greater than those reflected in your standardized measures.

Tell us why the future production costs per barrel of oil used in the calculation of your standardized measures of future net cash flows as of December 31, 2017 and 2016 appear to be significantly lower than the comparable historical costs for each period, and explain how your computations are consistent with FASB ASC 932-235-50-31(b), which requires estimates of future development and production costs that are based on year-end costs and assuming a continuation of existing economic conditions, if this is your view.

Also tell us why the future production costs per barrel of oil utilized in the standardized measure of future net cash flows as of December 31, 2017 would be 21% lower than the comparable costs used in the standardized measure of future net cash flows as of December 31, 2016, as reflected in your computations, considering the increase in costs you report for properties in each state.

Response: The high production costs reported for the Company for the year 2017 ($ 121.67 cost per barrel of oil produced) was due to the very low production in 2017 (3,421 barrels of oil production for the whole year 2017). The Company’s primary focus for 2017 was compliance work. A vast majority of the expenditure was to refresh the outdated infrastructure, ie. Flowlines, tank battery, injection set up, well repairs, etc. The high production costs are explained by the high incidence of fixed costs over the variable costs of production. For the year 2017 out of total costs of $ 416,232, the fixed costs of pumper/gauging were $ 90,000 (22%), the fixed costs of field supervision were $ 67,999 (16%), the fixed costs of salaries and medical insurance for field personnel were $43,861 (11%).

Also, for the year 2016, the production costs were high ($ 45.79 cost per barrel of oil produced), for the same reason, very low production in 2016 (6,643 barrels of oil produced) for the whole year 2016. As in the year 2017 the high incidence of fixed costs (field supervision, pumper/gauging, salaries and medical insurance for field personnel), with low production was the result of high total production costs.

Regarding the increase of production costs for Texas, Oklahoma and New Mexico for 2017 with respect to 2016, the explanation is due to the fact that in the year 2017, the Company produced 3,421 barrels of oil, while in 2016 the Company produced 6,643 barrels of oil.

Again the high incidence of fixed costs over total costs has resulted in total costs, for the year 2017 (Cost of TX $ 57.94, OK $ 133.25, NM $ 251.23 with 3,421 barrels produced) have been much higher than the total costs of the year 2016 (Cost of TX $ 35.53, OK $ 81.47, NM $ 186.25 with 6,643 barrels produced). The explanation is that the lower the production, the higher the incidence of the fixed costs, and therefore the total production costs are higher.

The company has used for the calculation of the standardized measure of future net cash flow as of December 31, 2017 and 2016, the production costs per barrel of oil established in the reserve report issued by MKM Engineering on 01/01/2018, since the historical costs production for the year 2017 ($ 121.67 cost per barrel) and 2016 ($ 45.79 cost per barrel), are very distorted and disproportionate, as a result of the extreme low production in 2016 and 2017.

With reference to the decrease of 21% in the cost of production used in the standardized measure of future net cash flow as of December 31, 2017 ($16.69 per barrel) with respect to December 31, 2016 ($21.13 per barrel), it is due to the improvement of the production techniques and streamlining the development program with cost effective methods.

The Company intends to file the revised reserve report for December 31, 2017 along with the December 31, 2018 Year End Financials (10-K) and 2018 Reserve Report, in a timely manner, which will further address in detail the above comments and questions. Please do not hesitate to contact me at zel@petroliaenergy.com or (832) 941-0011 if you should have further questions. You may also contact Quinten Beasley, VP, at quinten.b@petroliaenergy.com or (713) 359-9804.

Sincerely,

Zel C. Khan

Chief Executive Officer

Petrolia Energy Corporation

www.petroliaenergy.com